UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 2)1

GameStop Corp.

(Name of Issuer)

Class A Common Stock, $0.001 par value per share

(Title of Class of Securities)

36467W109

(CUSIP Number)

KURTIS J. WOLF HESTIA CAPITAL MANAGEMENT, LLC 175 Brickyard Road, Suite 200 Adams Township, Pennsylvania 16046 (724) 687-7842	JOHN C. BRODERICK PERMIT CAPITAL, LLC 100 Front Street, Suite 900 West Conshohocken, Pennsylvania 19428 (610) 941-5025

STEVE WOLOSKY, ESQ.

ELIZABETH GONZALEZ-SUSSMAN, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

March 12, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 36467W109

1	NAME OF REPORTING PERSON

HESTIA CAPITAL PARTNERS, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		906,600
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

906,600
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

906,600
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.38%
14	TYPE OF REPORTING PERSON

PN

2

CUSIP No. 36467W109

1	NAME OF REPORTING PERSON

HESTIA CAPITAL MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,301,100
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,301,100
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,301,100
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.97%
14	TYPE OF REPORTING PERSON

OO

3

CUSIP No. 36467W109

1	NAME OF REPORTING PERSON

KURTIS J. WOLF
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF, OO, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		21,400
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,301,100
PERSON WITH	9	SOLE DISPOSITIVE POWER

21,400
	10	SHARED DISPOSITIVE POWER

1,301,100
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,322,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.01%
14	TYPE OF REPORTING PERSON

IN

4

CUSIP No. 36467W109

1	NAME OF REPORTING PERSON

PERMIT CAPITAL ENTERPRISE FUND, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		3,053,536
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

3,053,536
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,053,536
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.63%
14	TYPE OF REPORTING PERSON

PN

5

CUSIP No. 36467W109

1	NAME OF REPORTING PERSON

PERMIT CAPITAL, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		3,053,536
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

3,053,536
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,053,536
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.63%
14	TYPE OF REPORTING PERSON

IA

6

CUSIP No. 36467W109

1	NAME OF REPORTING PERSON

PERMIT CAPITAL GP, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		3,053,536
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

3,053,536
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,053,536
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.63%
14	TYPE OF REPORTING PERSON

PN

7

CUSIP No. 36467W109

1	NAME OF REPORTING PERSON

JOHN C. BRODERICK
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF, OO, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		576,645
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		3,053,536
PERSON WITH	9	SOLE DISPOSITIVE POWER

576,645
	10	SHARED DISPOSITIVE POWER

3,053,536
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,630,181
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.51%
14	TYPE OF REPORTING PERSON

IN

8

CUSIP No. 36467W109

The following constitutes Amendment No. 2 to the Schedule 13D filed by the undersigned (“Amendment No. 2”). This Amendment No. 2 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares beneficially owned by each of Hestia Capital, Hestia LLC and Permit Enterprise were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted in Schedule A, which is incorporated herein by reference. The Shares beneficially owned by Mr. Wolf and Mr. Broderick were purchased with personal funds.

The aggregate purchase price of the 906,600 Shares beneficially owned by Hestia Capital is approximately $4,986,431, including brokerage commissions. The aggregate purchase price of the 394,500 Shares held in the SMAs which are deemed to be beneficially owned by Hestia LLC is approximately $2,153,755, including brokerage commissions. The aggregate purchase price of the 21,400 Shares beneficially owned by Mr. Wolf is approximately $161,208, including brokerage commissions. The aggregate purchase price of the 3,053,536 Shares beneficially owned by Permit Enterprise is approximately $30,567,010, including brokerage commissions. The aggregate purchase price of the 576,645 Shares beneficially owned by Mr. Broderick is approximately $4,479,199, including brokerage commissions.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

The Reporting Persons purchased the securities of the Issuer based on the Reporting Persons’ belief that such securities, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of securities of the Issuer at prices that would make the purchase or sale of such securities desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of securities of the Issuer on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

As previously disclosed, the Reporting Persons formed a group in connection with Hestia Capital’s nomination and the solicitation of proxies for the election of Hestia Capital’s director candidates at the Issuer’s 2019 annual meeting of stockholders. On March 29, 2019, the Reporting Persons entered into a cooperation agreement with the Issuer (the “Agreement”), pursuant to which, the Issuer agreed, among other things, to appoint Lizabeth Dunn to the Board and a second director with the input of the Reporting Persons.   Pursuant to the Agreement, the Reporting Persons also agreed to certain customary standstill provisions that expired on March 12, 2020, which did not restrict the Reporting Persons from providing their views privately to the Board of Directors (the “Board”) or management on any matter but prevented the Reporting Persons from expressing their concerns publicly.

9

CUSIP No. 36467W109

During the Standstill Period (as defined in the Agreement), the Reporting Persons repeatedly provided their views and suggestions to the Board regarding the need to return capital to stockholders, reduce expenses and meaningfully refresh the Board.  The Reporting Persons tried to provide their input with respect to the selection of the second director to be appointed to the Board pursuant to the Agreement and a greater Board refreshment process, but the Board would not meaningfully engage with the Reporting Persons.

Just three days before the termination of the Standstill Period, the Issuer announced the appointment of three new directors to the Board and the expectation that four directors would not stand for election at the 2020 annual meeting of stockholders, with an additional two directors agreeing to not stand for election at the 2021 annual meeting of stockholders.

On March 12, 2020, the Reporting Persons delivered a letter to the Board responding to the Board changes announced by the Issuer three days earlier.  In the letter, the Reporting Persons detailed the Board’s indifference to stockholder input and how the Board seemed to only take action when faced with significant stockholder pressure.  In the letter, the Reporting Persons expressed their belief that further Board refreshment was warranted, including with the addition of a stockholder representative to the Board.  The foregoing description of the letter is qualified in its entirety by reference to the full text of the letter, a copy of which is filed hereto as Exhibit 99.1, and is incorporated herein by reference.

Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, continuing to engage in communications with management and the Board, engaging in discussions with stockholders of the Issuer or other third parties about the Issuer and the Reporting Persons’ investment, including potential business combinations or dispositions involving the Issuer or certain of its businesses, making recommendations or proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition), potential business combinations or dispositions involving the Issuer or certain of its businesses, or suggestions for improving the Issuer’s financial and/or operational performance, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, including swaps and other derivative instruments, or changing their intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer.

Items 5(a)-(c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 65,922,283 shares outstanding as of December 4, 2019 as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on December 11, 2019.

10

CUSIP No. 36467W109

A.	Hestia Capital
(a)	As of the close of business on March 11, 2020, Hestia Capital beneficially owned 906,600 Shares.

Percentage: Approximately 1.38%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 906,600
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 906,600
(c)	The transactions in the Shares by Hestia Capital during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
B.	Hestia LLC
(a)	As of the close of business on March 11, 2020, Hestia LLC beneficially owned 394,500 Shares, which are held in SMAs. As the general partner of Hestia Capital, Hestia LLC may also be deemed the beneficial owner of the 906,600 Shares beneficially owned by Hestia Capital.

Percentage: Approximately 1.97%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,301,100
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,301,100
(c)	The transactions in the Shares by the SMAs during the past sixty days are set forth in Schedule A and are incorporated herein by reference. Additionally, the transactions in the Shares on behalf of Hestia Capital during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
11

CUSIP No. 36467W109

C.	Kurtis J. Wolf
(a)	As of the close of business on March 11, 2020, Mr. Wolf beneficially owned 21,400 Shares, which are held jointly with his wife. As the managing member of Hestia LLC, Mr. Wolf may also be deemed the beneficial owner of the (i) 906,600 Shares beneficially owned by Hestia Capital and (ii) the 394,500 Shares held in SMAs that are beneficially owned by Hestia LLC.

Percentage: Approximately 2.01%

(b)	1. Sole power to vote or direct vote: 21,400
2. Shared power to vote or direct vote: 1,301,100
3. Sole power to dispose or direct the disposition: 21,400
4. Shared power to dispose or direct the disposition: 1,301,100
(c)	The transactions in the Shares by Mr. Wolf during the past sixty days are set forth in Schedule A and are incorporated herein by reference. Additionally, the transactions in the Shares on behalf of Hestia Capital and the SMAs during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
D.	Permit Enterprise
(a)	As of the close of business on March 11, 2020, Permit Enterprise beneficially owned 3,053,536 Shares.

Percentage: Approximately 4.63%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 3,053,536
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 3,053,536
(c)	Permit Enterprise has not entered into any transactions in the Shares during the past sixty days.
12

CUSIP No. 36467W109

E.	Permit LLC
(a)	Permit LLC, as the investment adviser of Permit Enterprise, may be deemed the beneficial owner of the 3,053,536 Shares owned by Permit Enterprise.

Percentage: Approximately 4.63%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 3,053,536
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 3,053,536
(c)	Permit LLC has not entered into any transactions in the Shares during the past sixty days.
F.	Permit GP
(a)	Permit GP, as the general partner of Permit Enterprise, may be deemed the beneficial owner of the 3,053,536 Shares owned by Permit Enterprise.

Percentage: Approximately 4.63%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 3,053,536
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 3,053,536
(c)	Permit GP has not entered into any transactions in the Shares during the past sixty days.
13

CUSIP No. 36467W109

G.	John C. Broderick
(a)	As of the close of business on March 11, 2020, Mr. Broderick beneficially owned 576,645 Shares, including 3,825 Shares held by his wife, of which Mr. Broderick maintains voting and dispositive power. As a partner of Permit GP, Mr. Broderick may also be deemed the beneficial owner of the 3,053,536 Shares beneficially owned by Permit Enterprise.

Percentage: Approximately 5.51%

(b)	1. Sole power to vote or direct vote: 576,645
2. Shared power to vote or direct vote: 3,053,536
3. Sole power to dispose or direct the disposition: 576,645
4. Shared power to dispose or direct the disposition: 3,053,536
(c)	The transactions in the Shares by Mr. Broderick during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

As of the close of business on March 11, 2020, the Reporting Persons collectively beneficially owned an aggregate of 4,952,681 Shares, constituting approximately 7.51% of the Shares outstanding.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

As previously reported, Hestia Capital and Hestia LLC purchased in the over-the-counter market American-style call options referencing an aggregate of 84,000 Shares and 24,000 Shares, respectively, which had an exercise price of $8.00 and expired pursuant to their terms on January 17, 2020.

Item 7.	Material to be Filed as Exhibits.
99.1	Letter to the Board, dated March 12, 2020.

14

CUSIP No. 36467W109

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 12, 2020

Hestia Capital Partners, LP

By:	Hestia Capital Management, LLC, its General Partner

By:	/s/ Kurtis J. Wolf
	Name:	Kurtis J. Wolf
	Title:	Managing Director

Hestia Capital Management, LLC

By:	/s/ Kurtis J. Wolf
	Name:	Kurtis J. Wolf
	Title:	Managing Member

/s/ Kurtis J. Wolf
Kurtis J. Wolf

15

CUSIP No. 36467W109

Permit Capital Enterprise Fund, L.P.

By:	/s/ John Broderick
	Name:	John Broderick
	Title:	Partner

Permit Capital, LLC

By:	/s/ John Broderick
	Name:	John Broderick
	Title:	Partner

Permit Capital GP, L.P.

By:	/s/ John Broderick
	Name:	John Broderick
	Title:	Partner

/s/ John Broderick
John Broderick

16

CUSIP No. 36467W109

SCHEDULE A

Transaction in the Shares During the Past Sixty (60) Days

Nature of Transaction	Amount of Securities Purchased	Price per Share ($)	Date of Purchase

HESTIA CAPITAL PARTNERS, LP

Purchase of Common Stock	21,000	4.1106	02/11/2020
Purchase of Common Stock	42,000	3.8249	02/24/2020
Purchase of Common Stock	21,000	3.7086	02/25/2020
Purchase of Common Stock	21,000	3.4190	02/26/2020
Purchase of Common Stock	31,500	3.4893	03/02/2020

HESTIA CAPITAL MANAGEMENT, LLC
(Through certain separately managed accounts)

Purchase of Common Stock	6,000	4.1080	02/21/2020
Purchase of Common Stock	12,000	3.8155	02/24/2020
Purchase of Common Stock	6,000	3.7042	02/25/2020
Purchase of Common Stock	6,000	3.4120	02/26/2020
Purchase of Common Stock	9,000	3.4822	03/02/2020

KURTIS J. WOLF

Sale of Common Stock	(900)	3.9767	02/11/2020
Purchase of Common Stock	1,600	3.9830	02/11/2020

JOHN C. BRODERICK

Purchase of Common Stock	5,000	4.1887	02/14/2020
Purchase of Common Stock	99,000	3.5700	02/27/2020
Sale of Common Stock	(74,280)	3.6000	02/28/2020